NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO ACQUIRE PORTFOLIO OF OFFICE BUILDINGS IN CITY OF LONDON

LONDON, June 19, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has agreed to acquire a portfolio of premier office buildings and a development site in the London financial district from Hammerson plc for $829 million (£518 million). The portfolio consists of four operating assets totaling 884,000 square feet (720,000 square feet at ownership) which is being acquired at an initial yield of 6%. In addition, the acquisition includes a development site with in-place planning consent for an office and residential tower comprising 857,000 square feet.

Brookfield is funding the acquisition through the assumption of $106 million (£66 million) of debt, additional property-level debt expected to be put in place prior to close, and from available cash resources.

“This transaction is a unique opportunity for Brookfield Office Properties to acquire a portfolio of top-quality office assets and a well-located development site in the London market,” said Dennis Friedrich, president and global chief investment officer of Brookfield Office Properties. “This acquisition aligns with our strategy of providing front-office accommodations to the world’s most prestigious tenants by owning and operating premier properties that are well-located within the most dynamic global markets.”

The major operating assets Brookfield has agreed to acquire are:

125 Old Broad Street – This 328,000-square-foot class A 26-story office tower at the site of the former London Stock Exchange was completely redeveloped in 2008. The building is 98% leased to various tenants. Brookfield will own a 50% stake in this building along with the two existing joint venture partners.

99 Bishopsgate – A 26-story, 339,000-square-foot office building that was extensively redeveloped in 1995. The building is 62% occupied (40% to lead tenant through 2021); the refurbishment of the balance of the space was completed a couple of weeks ago. The property is two blocks from Liverpool Street Station and adjacent to the 100 Bishopsgate development, which Brookfield Office Properties owns in a 50/50 joint venture with Great Portland Estates.

Leadenhall Court – A 109,000-square-foot office building located on the corner of Gracechurch Street and Leadenhall Street within steps of the Lloyd’s of London building. The building is fully leased until March 2014 to a single tenant.

Brookfield has also agreed to acquire the Principal Place development site for which planning consent has been granted for a 599,000-square-foot office tower, a 51-story, 237,000-square-foot residential tower, and ancillary retail. The property is located between the Liverpool Street and Shoreditch High Street rail stations.

Additional smaller assets included in the acquisition are 1 Puddle Dock and buildings on Shoreditch High Street adjoining Principal Place.

The expected closing date of 99 Bishopsgate, Principal Place and the smaller assets is September 30, 2012; 125 Old Broad Street and Leadenhall Court are expected to close in June 2013.

Please refer to the “London Acquisition Summary” on the Brookfield Office Properties website for additional details.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:

US & Canada

Brookfield Office Properties

Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

UK

Smithfield

John Kiely, Managing Director

+44 (0) 20 7903 0667

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.